Exhibit 99.1

AT&T Enters Into Definitive Agreement to Acquire Straight Path
Communications for $95.63 per Share in All Stock Deal

Glen Allen, VA – April 10, 2017 – Today, Straight Path Communications Inc. (NYSE MKT: STRP) and AT&T (NYSE: T) announced the signing of a definitive merger agreement under which AT&T is to acquire Straight Path for $95.63 per share in an all-stock merger intended to qualify as a tax-free reorganization. Straight Path is one of the largest holders of 28 GHz and 39 GHz millimeter wave spectrum. The transaction, which was approved by the Board of Directors of both companies, brings Straight Path’s previously announced strategic alternatives process to a conclusion and maximizes Straight Path shareholder value. The transaction has a total value of $1.6 billion which includes liabilities and amounts to be remitted to the FCC per the terms of Straight Path’s January 2017 consent decree.  Straight Path shareholders will receive $1.25 billion, or $95.63 per share, which will be paid using AT&T stock.

Key strategic benefits of the transaction:

The acquisition of Straight Path for $95.63 per share in AT&T stock, implies a premium of 204% to the closing price of STRP common stock of $31.41 on January 11, 2017, the day before Straight Path announced its FCC settlement and strategic alternatives process, and 162% premium to the closing stock price of $36.48 on April 7, 2017.  Stock consideration received by Straight Path shareholders will be based on a variable number of AT&T common stock issued at transaction close to ensure fixed consideration of $95.63 per share. The companies anticipate a closing within 12 months, subject to FCC review.  The transaction is supported by Straight Path’s majority shareholder, Howard Jonas, who has entered into a voting agreement with AT&T and agreed to vote his Class A shares (held through a trust) in support of the transaction, subject to certain limitations.

Evercore served as exclusive financial advisor to Straight Path and Weil, Gotshal & Manges LLP served as company counsel on this transaction.

Straight Path Communications CEO Davidi Jonas commented:

“The merger of AT&T and Straight Path Communications marks a vital point for us. Importantly, this merger provides Straight Path shareholders with a compelling return since Straight Path’s spin-off to become an indepdent public company in 2013, with an initial price per share of $6.40 on July 31, 2013.”

About Straight Path Communications Inc.

Straight Path (NYSE MKT: STRP) holds an extensive portfolio of 39 GHz and 28 GHz wireless spectrum licenses. Straight Path is developing next generation wireless technology through its Straight Path Ventures subsidiary. Straight Path holds licenses and conducts other business related to certain patents through its Straight Path IP Group subsidiary. Additional information is available on Straight Path's websites. Corporate: www.straightpath.com. Spectrum: www.straightpath39.com.

Important Additional Information Will Be Filed With the SEC

Straight Path plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the proposed transaction. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, STRAIGHT PATH, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE.  Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and the other documents filed with the SEC by AT&T and Straight Path through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of Straight Path at the following:

Straight Path Communications Inc.
Address:	5300 Hickory Park Dr. Suite 218
Glen Allen, VA 23059
Attention: Investor Relations
Phone:	804-433-1523
E-mail:	yonatan.cantor@straightpath.com

Safe Harbor

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words "believe," "anticipate," "expect," "plan," "intend," "estimate, "target" and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described in our Annual Report on Form 10-K for the fiscal year ended July 31, 2016 and our other periodic filings with the SEC (under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations"). We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

Participants in the Solicitation

Straight Path and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding Straight Path’s directors and executive officers is contained in Straight Path’s Form 10-K for the year ended July 31, 2016 and its proxy statement dated November 22, 2016, which are filed with the SEC.  A more complete description will be available in the Proxy Statement/Prospectus.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Straight Path | Yonatan Cantor: 804-433-1523 | yonatan.cantor@straightpath.com

SKDKnickerbocker | Maureen Shanahan: 407.620.6046 | mshanahan@skdknick.com

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